

August 15, 2013

<u>Via E-mail</u>
Friedhelm Blobel
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, California 94404

> **Re: SciClone Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-19825**

Dear Mr. Blobel:

We have reviewed your July 17, 2013 response to our June 17, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Financial Statements</u>
<u>Statements of Income, page 69</u>

1.   Please refer to your response to comment six. It appears that the inability to disclose cost of promotion services revenue is a material weakness that should be disclosed in Item 9 of Form 10-K. Please tell us how you determined otherwise.

<u>Note 13 – Income Taxes, page 90</u>

2.   Please refer to your response to comment eleven and address the following:
   - Provide us proposed disclosure to be included in future periodic reports that quantifies the amount of undistributed earnings of your foreign subsidiaries that are not considered to be permanently invested outside the US. In addition disclose how such amounts were determined.
   - Tell us why the $35 million dividend was taxed at 34%.

- We note that your valuation allowance covers the vast majority of your gross deferred tax assets and that you appear to be using your net operating loss carryforwards to offset the tax on the dividend to the parent company. Tell us how you considered your history of paying dividends to the parent company in determining your valuation allowance.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch chief